SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Diversinet Corp.

(Name of Issuer)

Common Shares

No Par Value

(Title of Class of Securities)

25536K303

(CUSIP Number)

James B. Wigdale, Jr.

205 East Wisconsin Avenue, Suite 210

Milwaukee, Wisconsin 53202

(414) 347-1943

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D

CUSIP No. 25536K303		Page 2 of 6 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Lakefront Partners, LLC 39-1943555
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,909,462
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,909,462
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,909,462
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14		TYPE OF REPORTING PERSON OO

SC 13D

CUSIP No. 25536K303		Page 3 of 6 Pages
1		NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) James B. Wigdale, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,289,072 (1)
	8	SHARED VOTING POWER 3,909,462
	9	SOLE DISPOSITIVE POWER 1,289,072 (1)
	10	SHARED DISPOSITIVE POWER 3,909,462
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,198,534(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14		TYPE OF REPORTING PERSON IN

(1)

Includes currently exercisable options for 100,000 common shares.

SC 13D

CUSIP No. 25536K303	Page 4 of 6 Pages

Item 1.

Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Diversinet Corp., a corporation organized under the laws of the province of Ontario, Canada (“Diversinet”), with principal executive offices located at 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2.

Item 2.

Identity and Background

(a)-(c)

This statement is being filed by Lakefront Partners, LLC, a Wisconsin limited liability company (“Lakefront”), and James B. Wigdale, Jr. (“Wigdale”) (together, the “Reporting Persons”).  Wigdale is a director of Diversinet and the control person of Lakefront Capital Management, LLC, the manager of Lakefront.  The address of the principal business and principal office of the Reporting Persons is 205 East Wisconsin Avenue, Suite 210, Milwaukee, Wisconsin 53202.

(d) & (e)

During the past five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Lakefront is a limited liability company organized under the laws of the State of Wisconsin.  Wigdale is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration

The Reporting Persons have beneficially owned shares of Common Stock for a number of years, as previously reported on Schedule 13D.  On January 5, 2010, Wigdale received 18,750 shares of Common Stock as a director’s grant.  This amendment is also being filed to update the Reporting Persons’ beneficial ownership of Common Stock and other information since the date of filing of Amendment No. 7 to Schedule 13D on July 31, 2008.

Item 4.

Purpose of Transaction

The Reporting Persons acquired all shares and options beneficially owned for investment purposes.  As noted herein, Wigdale is a director of Diversinet and in such capacity may influence the management policies and control of Diversinet, including, from time to time, with respect to actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Except as described in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve all rights with respect to any future plans or proposals.

(a)

The Reporting Persons currently have no intention of increasing their ownership of Common Stock other than pursuant to the exercise of the options they own.  The Reporting Persons reserve the right to acquire additional shares of Common Stock or dispose of shares of Common Stock from time to time.

(b)

Not applicable.

(c)

Not applicable.

(d)

Not applicable.

(e)

Not applicable.

(f)

Not applicable.

(g)

Not applicable.

SC 13D

CUSIP No. 25536K303	Page 5 of 6 Pages

(h)

Not applicable.

(i)

Not applicable.

(j)

Not applicable.

Item 5.

Interest in Securities of the Issuer

(a)

See cover sheets.

(b)

See cover sheets.

(c)

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in Common Stock during the past 60 days.

(d)

Members of Lakefront have the right to receive dividends from, or proceeds from the sale of, the Common Stock held by Lakefront.  The members of Lakefront are Mr. Wigdale and/or members of his immediate family or entities owned by such persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Wigdale entered into a Termination and Release Agreement with Diversinet in October 2008.

The Reporting Persons and Diversinet entered into a Stock Purchase Agreement with respect to the shares of Common Stock and warrants that were acquired in a private placement on July 5, 2006.

The Reporting Persons and Diversinet entered into a Stock Purchase Agreement with respect to the shares of Common Stock that were acquired in a private placement on September 26, 2005.  A copy of the Stock Purchase Agreement is listed under Item 7 as Exhibit 1 and is incorporated herein by reference.

The Reporting Persons and Diversinet entered into a Stock Purchase Agreement with respect to the shares of Common Stock that were acquired in a private placement on December 20, 2004.  The Stock Purchase Agreement is listed under Item 7 as Exhibit 2 and is incorporated herein by reference.

The Reporting Persons and Diversinet entered into a Stock Purchase Agreement with respect to shares of Common Stock and warrants that were acquired in a private placement on January 19, 2004.  The Stock Purchase Agreement is listed under Item 7 as Exhibit 3 and is incorporated herein by reference.

Other than the matters disclosed above or in response to Items 3, 4, or 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of Diversinet, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SC 13D

CUSIP No. 25536K303	Page 6 of 6 Pages

Item 7.

Material to Be Filed as Exhibits

Exhibit No.

                                                      Description

1

Stock Purchase Agreement dated September 26, 2005 between the Reporting Persons and Diversinet (Incorporated by reference to Exhibit No. 1 of Amendment No. 1 to the Reporting Persons’ Schedule 13D filed with the SEC on October 4, 2005).

2

Stock Purchase Agreement dated December 20, 2004 between the Reporting Persons and Diversinet (Incorporated by reference to Exhibit No. 1 of the Reporting Persons’ Schedule 13D filed with the SEC on January 4, 2005).

3

Stock Purchase Agreement dated January 15, 2004 between the Reporting Persons and Diversinet (Incorporated by reference to Exhibit No. 2 of the Reporting Persons’ Schedule 13D filed with the SEC on January 4, 2005).

4

Joint Filing Agreement dated December 23, 2004 (Incorporated by reference to Exhibit No. 6 of the Reporting Persons’ Schedule 13D filed with the SEC on January 4, 2005).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2010

Lakefront Partners, LLC

By:  /s/ James B. Wigdale, Jr.

        James B. Wigdale, Jr.*

        President

Dated: January 14, 2010

/s/ James B. Wigdale, Jr.

     James B. Wigdale, Jr.*

*Pursuant to previously filed Joint Filing Agreement.

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